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                                                 |        OMB APPROVAL         |
                        UNITED STATES            -------------------------------
             SECURITIES AND EXCHANGE COMMISSION  | OMB Number:       3235-0211 |
                   WASHINGTON, D.C. 20549        | Expires:    August 31, 2008 |
                                                 | Estimated average burden    |
                        FORM N-18F-1             | hours per response......1.0 |
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                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940.

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                            NOTIFICATION OF ELECTION

                  The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

                  Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 31st day of March, 2006.

                      Signature: AIM INVESTMENT FUNDS on behalf of
                        AIM China Fund                 AIM Japan Fund
                        AIM Developing Markets Fund    AIM Trimark Endeavor Fund
                        AIM Enhanced Short Bond Fund   AIM Trimark Fund
                        AIM Global Health Care Fund    AIM Trimark Small
                        AIM International Bond Fund      Companies Fund


                        By:              /s/ Robert H. Graham
                            ----------------------------------------------------
                                            (Robert H. Graham)

                                                 President
                            ----------------------------------------------------
                                                  (Title)
Attest:     /s/ Ofelia M. Mayo
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               (Ofelia M. Mayo)

              Assistant Secretary
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                   (Title)




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                       CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
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SEC 1846 (10-03)